EX-99.B(d)mbimafee

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT


                        UNITED MUNICIPAL BOND FUND, INC.

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rates listed below:

Net Assets                                   Fee
----------                                   ---

Up to $500 million                           0.525% of net assets

Over $500 million and up to $1 billion       0.50% of net assets

Over $1 billion and up to $1.5 billion       0.45% of net assets

Over $1.5 billion                            0.40% of net assets




As Amended and Effective June 30, 1999.